Soldino Group Corp.

Via Busco, 4, Spresiano,

Treviso, 31027, Italy

September 20, 2017

The United States Securities

and Exchange Commission

Attn: Ronald E. Alper

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

            Re: Soldino Group Corp. Acceleration Request

Form S-1 Registration Statement

File No. 333-218733

Dear Mr. Alper,

Pursuant to the Rule 461 of the Securities Act of 1933, as amended, Soldino Group Corp. (the “Company”), hereby requests an acceleration of the effective date to its Registration Statement on Form S-1 to 11:00 AM Eastern Standard Time on September 22, 2017, or as soon thereafter as is practicable.

The Company acknowledges the following:

•        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        The action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or documentation, please let me know at any time.

Thank you for your assistance and consideration,

Soldino Group Corp.

             By: /s/ Aurora Fiorin

Aurora Fiorin

Sole officer, President and Director of

            Soldino Group Corp.